Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (1)	2011 (1)	2012 (1)
Income before extraordinary item	$222	$208	$200	$488	$279
Income taxes	121	102	116	248	113
Capitalized interest	(7)	(3)	(3)	(4)	(6)
	336	307	313	732	386
Fixed charges, as defined:

Interest	245	289	289	277	288
Capitalized interest	7	3	3	4	6
Interest component of rentals charged to operating expense	2	─	─	─	─
Total fixed charges	254	292	292	281	294

Earnings, as defined	$590	$599	$605	$1,013	$680

Ratio of earnings to fixed charges	2.32	2.05	2.07	3.60	2.31
  ____________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2008, 2009 and 2010 is interest expense of $7 million, $1 million and $8 million, respectively, and interest income for the years ended December 31, 2011 and 2012 of $12 million and $8 million, respectively, which is included in income tax expense.